July 23, 2019

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
1 Venture, Suite 150
Irvine, CA 92618

       Re: ShiftPixy, Inc.
           8-K filed July 22, 2019
           File No. 001-37954

Dear Mr. Absher:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 22, 2019

Item 4.02. Non-Reliance On Previously Issued Financial Statements or A Related Audit Report
Or Completed Interim Review, page 2

1. We note that neither your Form 8-K filed July 22, 2019 nor your Form 8-K/A filed July
      23, 2019 include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to this Item
      4.02(a). Please revise your filing to comply with the requirements of Form 8-K Item
      4.02(a)(3).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Accountant at 202-551-3432 if you have any questions.
 Scott W. Absher
ShiftPixy, Inc.
July 23, 2019
Page 2



                                    Sincerely,
FirstName LastNameScott W. Absher
                                    Division of Corporation Finance
Comapany NameShiftPixy, Inc.
                                    Office of Real Estate and
July 23, 2019 Page 2                Commodities
FirstName LastName